Exhibit 99.1

Bragg Expands North American New Content Rollout with FanDuel in Michigan and Connecticut

New proprietary games from Bragg’s Atomic Slot Lab and Indigo Magic studios now live with FanDuel in two North American iGaming markets alongside new exclusive games from leading third-party developers

TORONTO, August 1, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new proprietary content and Remote Games Server (“RGS”) technology with FanDuel Group in Michigan and Connecticut.

FanDuel’s players in Michigan and Connecticut now have access to an initial selection of games from Bragg Studios brands including Atomic Slot Lab, Indigo Magic and Spin Games – as well as selected exclusive Powered by Bragg titles from third-party developers.

Additional games from Bragg’s exclusive portfolio, including from Powered by Bragg partner studios such as Bluberi, Incredible Technologies, Galaxy Gaming, Sega Sammy Creation and King Show Games, will be made available to FanDuel’s players in both states in the coming months.

The launch of Bragg’s new exclusive content with FanDuel in Michigan and Connecticut represents an extension of an existing collaboration between the two online gaming companies in North America, with Bragg’s Spin Games content already live with the operator in New Jersey and Ontario. In addition, the Company began rolling out its newest Bragg Studios content with FanDuel in Ontario in June.

According to H2 Gambling Capital, the regulated interactive casino markets in Michigan and Connecticut are projected to generate aggregate Gross Win of over US $2 billion in 2023.

Yaniv Sherman, Chief Executive Officer for Bragg Gaming Group, said: “We are focused on increasing our North American presence by providing leading iGaming operators with our newest engaging games which we expect will help deliver consistent, long-term growth. As such, the rollout of our new proprietary and third-party exclusive games and technology with FanDuel in Michigan and Connecticut is a significant proof point of the success of our new U.S. content roadmap. We are excited to expand on our existing relationship with FanDuel through this launch and look forward to serving their customers with premium content that helps them grow player engagement and retention.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
investors@bragg.games

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group
press@bragg.group